Exhibit 99.1

NEWS RELEASE	ENERPLUS CORPORATION
	The Dome Tower, Suite 3000 333 – 7th Avenue SW Calgary, Alberta T2P 2Z1	US Bank Tower, Suite 2200 950 - 17th Street Denver, Colorado 80202-2805

April 25, 2024

Enerplus Announces Filing of Management Information Circular for Special Meeting of Shareholders

Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that it has filed the management information circular and proxy statement and related meeting materials (the "Meeting Materials") for the special meeting of holders ("Shareholders") of common shares (the "Common Shares") of Enerplus to be held on May 24, 2024 at 10:00 a.m. (Calgary time) (the "Meeting").

At the Meeting, Shareholders will be asked to vote on the previously announced plan of arrangement which provides for the acquisition by Chord Energy Corporation ("Chord"), through its wholly-owned subsidiary Spark Acquisition ULC, of all of the outstanding Common Shares for consideration consisting of 0.10125 of a share of common stock of Chord and US$1.84 in cash, for each Common Share.

The Meeting Materials will be mailed to Shareholders shortly. Copies of the Meeting Materials are available on Enerplus' profile on SEDAR+ at www.sedarplus.ca, on Enerplus' profile on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov and on Enerplus' website at www.enerplus.com. Shareholders are urged to carefully review and consider the Meeting Materials, which contain important information concerning the plan of arrangement and the rights and entitlements of the Shareholders in relation thereto and to consult with their financial, tax, legal or other professional advisors.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304